November 12, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation
Form 10-K for the fiscal year ended March 28, 2008
Filed May 21, 2008
Form 10-Q for the fiscal quarter ended July 4, 2008
Filed August 8, 2008
File No. 000-17781
Ladies and Gentlemen:
          This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated October 27, 2008, from Ms. Kathleen Collins to Mr. John W. Thompson of Symantec Corporation (the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report. References to “Form 10-K” are to the Company’s Annual Report on Form 10-K for the year ended March 28, 2008 and to “Form 10-Q” are to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 4, 2008.
          The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Form 10-K for the Fiscal Year Ended March 28, 2008
Note 1. Summary of Significant Accounting Policies
Revenue Recognition
Indirect Channel Sales, page 73
1.	Your disclosures on page 31 state “[w]e offer limited rights of return if the inventory held by our distributors and resellers is above the expected level of a four or six week supply.” You also state that the Company typically offers “liberal rights of return if inventory held by our distributors and resellers exceeds the expected level.” Both statements appear to refer to situations in which the distributor/reseller holds inventory in excess of expected levels (generally a four or six week supply), however, in the first situation you refer to “limited return rights” and in the second statement you refer to “liberal return rights.” Please explain further your accounting policy for sales to distributors. In this regard, please clarify when revenue is recognized on distributor sales (i.e. sell-in for sales not in excess of specified levels or sell-though when inventory exceeds specified levels) and address how you account for return right provisions for each.

Response:
          The dollar amounts and percentages identified as A1 — A8 in the Company’s response to the Staff’s comment 1 is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
          The disclosure referencing limited rights of return of inventory held by our distributors and resellers should have stated “where inventory is below the expected level of four or six weeks supply, as opposed to “...above the expected level of four to six weeks supply”. This was an inadvertent error in the Form 10-K for the fiscal year ended March 28, 2008, and was correctly worded in the Form 10-K for the fiscal year ended March 30, 2007. The Company corrected this wording in the 8-K that it filed on November 10, 2008 to reflect a segment recast that occurred in the first quarter of fiscal 2009.
          We respectfully note that under Indirect Channel Sales on page 73 of our Form 10-K for the year ended March 28, 2008 we explain when revenue is recognized on consumer products. For your convenience, the relevant excerpt follows:
          “For our consumer products that include content updates, we recognize revenue for these products ratably over the term of the subscription upon sell-through to end-users. For most other consumer products, we recognize package product revenue on distributor and reseller channel inventory that is not in excess of specified inventory levels in these channels.”
          Please note that for the year ended March 28, 2008, revenue for products with content updates was [A1] and revenue for all other consumer products was [A2], representing [A3] and [A4], respectively, of the Company’s total recognized revenue for the period. For the three month period ended July 4, 2008, revenue for products with content updates was [A5] and revenue for all other consumer products was [A6], representing [A7] and [A8], respectively, of Symantec’s total recognized revenue for the period.
          We reserve for estimated product returns from end-users as an offset to revenue based on historical trends. For excess inventory with channel partners, we account for returns as noted in our response to comment 2 below.
2.	In addition, we note when the Company cannot reasonably estimate the amount of excess inventory that will be returned, you offset deferred revenue against trade accounts receivable for the amount of revenue in excess of the expected inventory levels. Tell us the amount of deferred revenue that was offset against trade receivables for each period presented. Also, please tell us how you determined that net presentation for these sales is appropriate and tell us the specific accounting guidance you relied upon.
Response:
          The amounts identified as B1 — B2 in the Company’s response to the Staff’s comment 2 is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

          The Company provided the following information in its response dated March 24, 2005 to Comment 7 in the SEC comment letter dated March 11, 2005 in connection with the Company’s Registration Statement on Form S-4: “We reduce accounts receivable rather than recording a liability as we have no future legal performance obligation. Additionally, upon product returns, we offer our distributors a credit against outstanding accounts receivable balances.” This approach is consistent with FASB Concepts Statement No. 6, paragraphs 26 — 36 where the essential characteristics of an asset and a liability do not exist.
          For the periods ended March 30, 2007 and March 28, 2008, the amount of deferred revenue offset against accounts receivable was [B1] and [B2], respectively.
Note 18. Litigation
3.	We note your disclosures on page 108 where you indicate that during the fourth quarter of fiscal 2008, the Company agreed to settle two lawsuits and recognized a net gain of $58.5 million, which is reflected in Settlements of litigation, net in the Consolidated Statements of Income. We further note that the Company recorded an accrual of $21.5 million for the pending settlement of the Veritas CAC, the loss of which is also reflected in “Settlements of litigation, net.” Please describe the terms for each of these settlements. Tell us whether you recorded the entire amount of each settlement in “Settlement of litigation, net” and provide a breakdown of this line item by each litigation settlement. Alternatively, if portions of these settlements were recorded elsewhere in your financial statements then please provide a breakdown of such amounts and tell us the methodology used to bifurcate the arrangements and the accounting guidance relied upon in your assessment. In addition, tell us how you determined that classifying the settlement for the Veritas CAC litigation as non-operating expense is appropriate.
Response:
          The Company’s response to the Staff’s comment 3 is set forth as C1 in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Exhibits
4.	Please advise us as to why you have not filed any employment agreements with your named executive officers, other than the Chief Executive Officer and Chief Financial Officer, pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. We note that you reference employment agreements with Gregory Hughes and Gregory S. Butterfield in your definitive proxy statement on Schedule 14A filed on July 28, 2008.
Response:
The Company considered Item 601(b)(10)(iii)(A) of Regulation S-K in preparing the Form 10-K . At the time of filing the Form 10-K, the Company had not yet filed its annual proxy statement identifying its named executive officers for the last completed fiscal year and, therefore, did not file the employment agreements to which the Staff refers with the Form 10-K. For the reasons discussed below, the Company intended to and will file employment agreements for any newly named executive officers for the last completed fiscal year with the Quarterly Report on Form 10-Q for the quarterly period in which such officers were identified. In support of this position, we note that the answer to Question 102.01 of the Compliance and Disclosure Interpretations for Exchange Act Form 8-K provides that, to the extent a non-material agreement becomes material after the date it is entered into, a registrant is directed to file that agreement with the periodic report relating to the reporting period in which the agreement became material.1 The Company filed its definitive proxy statement on Schedule 14A on July 28, 2008, identifying for the first time its named executive officers for the last completed fiscal year. Accordingly, the Company intended to file, and has now filed, Messrs. Hughes’and Butterfield’s employment agreements with the Company’s Quarterly Report on Form 10-Q for the second quarter of fiscal 2009, filed on November 7, 2008. Please note that Mr. Butterfield is no longer employed by the Company and will not be a named executive officer in future years.
5.	You disclose in the definitive proxy statement on Schedule 14A filed July 28, 2008 that the company entered into a dry-lease agreement for an aircraft with a company owned by Mr. Thompson, the company’s Chairman and CEO. Please file the agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K or advise as to why you believe the agreement is not required to be filed.
Response:
          In determining whether or not to file the dry-lease agreement to which the Staff refers, the Company considered Item 601(b)(10)(ii)(A) of Regulation S-K and determined that the agreement was “immaterial in amount or significance” under the applicable disclosure standard at the time of the filing of the Form 10-K. Among other things, the Company had no material obligations under the agreement and had made no payments to the counterparty to the agreement at the time of the filing of the Form 10-K. The Company assesses the materiality of the agreement under Item 601(b)(10)(ii)(A) on an on-going basis and will file it should it become material in amount or significance. While it is the Company’s view that the amount of the Company’s payments to the counterparty under the agreement are not necessarily determinative of materiality, the Company advises the Staff that the amount of expenses the Company has incurred under the agreement have been less than $50,000 through October 3, 2008. In addition, as noted in the Company’s definitive proxy statement on Schedule 14A filed July 28, 2008, the Company’s Nominating and Governance Committee reviewed and approved the terms of the agreement.
6.	We note that you have omitted the schedules and exhibits to the Agreement and Plan of Merger Among Symantec Corporation, Atlas Merger Corp, and Altiris, Inc. dated January 26, 2007 which you incorporate by reference from your Form 8-K filed on January 29, 2007. Please provide us with a list briefly identifying the contents of all omitted schedules and similar attachments. Confirm, if true, that none of the omitted schedules or exhibits contains information which is material to an investment decision and which is not disclosed in the acquisition agreement or elsewhere. In addition, provide us with a representation that you will conform your disclosure to the requirements of Item 601(b)(2) of Regulation S-K in future filings.
Response:

1   While the CDI referenced above relates to Item 1.01 of Form 8-K, we believe that the principle applies to employment agreements since the CDI existed as the answer to Question 3 of the November 22, 2004 Form 8-K Frequently Asked Questions, which were published by the Staff when employment agreements were still reportable under Item 1.01 of Form 8-K.

          As noted, the Company, its transitory merger sub, and Altiris, Inc. entered into an Agreement and Plan of Merger (“Merger Agreement”) on January 26, 2007. The Merger Agreement provided for the acquisition of all of the outstanding equity interests of Altiris for cash, and upon completion of the merger the Company neither had any ongoing obligations to the stockholders of Altiris nor any indemnity or other similar obligations owed to it by the stockholders. The Merger Agreement required that Altiris deliver a disclosure letter that contained required disclosures pursuant to the Altiris representations and warranties and covenants. The exhibits to the Merger Agreement consisted of:
•	the form of certificate of merger to be filed with the Delaware Secretary of State to effect the merger under Delaware law in accordance with the Merger Agreement,

•	a list of Altiris stockholders who were signing, simultaneously with the execution of the Merger Agreement, voting agreements to support the merger, and

•	the form of the voting agreements so signed.
In connection with the signing of the Merger Agreement the Company entered into employment agreements, and related non-disclosure and non-compete agreements, with three employees of Altiris. However, Altiris was not a party to these agreements and these agreements were not schedules or exhibits to the Merger Agreement.
          The Company advises the Staff that none of the disclosure schedule or exhibits to the Merger Agreement contained information which is material to an investment decision regarding the Company. The Company respectfully submits its belief that its filing of Exhibit 2.02 to the Form 10-K complies with the requirements of Item 601(b)(2) of Regulation S-K. The identity and existence of the disclosure schedule is referenced prominently in the lead-in to Article 3 of the Merger Agreement and is referred to continuously throughout the Merger Agreement. The exhibits are similarly prominently identified in the Recitals on the first page of the Merger Agreement itself. The Company recognizes that it has not created and filed with Exhibit 2.02 to the Form 10-K a separate list of these schedules to the Merger Agreement. The Company will in the future file such a separate list with exhibits filed pursuant to Item 601(b)(2).
Form 10-Q for the Quarterly Period Ended July 4, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 22
7.	We note your reference to Note 2 regarding the adoption of SFAS 157 in your critical accounting estimates disclosures on page 22. It appears from this cross-reference that the Company believes the valuation of your financial instruments includes significant judgments and assumptions and accordingly, should be considered a critical accounting policy. Please confirm and if true, please note that the disclosures in MD&A related to your critical accounting policies should enhance and supplement the description of the accounting polices in the Notes to the Consolidated Financial Statements and is not intended to be a duplication of the disclosures in the notes. In this regard, please explain how you determined a cross reference to the disclosures in Note 2 satisfies the requirements of SEC Release 33-8350 to describe how estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past and whether the estimates/assumptions are reasonably likely to change in the future.

Response:
          The Company acknowledges the Staff’s comment and, accordingly, has expanded the disclosure of the accounting estimates inherent in the application of SFAS 157 in its Quarterly Report on Form 10-Q for the quarterly period ended October 3, 2008 filed on November 7, 2008. For the Staff’s convenience, such disclosure is restated below:
          “Fair Value of Financial Instruments
     Beginning in the first fiscal quarter of 2009, the assessment of fair value for our financial instruments is based on the provisions of SFAS No. 157. SFAS No. 157 establishes a fair value hierarchy that is based on three levels of inputs and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
     As of October 3, 2008, our financial instruments measured at fair value on a recurring basis included $1.2 billion of assets. Our cash equivalents, which primarily consist of commercial paper, money market funds and government notes, total $1.1 billion which is 93% of our total financial instruments measured at fair value on a recurring basis.
     As of October 3, 2008, $406 million were classified as Level 1, $403 million (33% of total financial instruments fair valued on a recurring basis) of which represent investments in money market funds. These were classified as Level 1 because their valuations were based on quoted prices for identical securities in active markets. Determining fair value for Level 1 instruments generally does not require significant management judgment.
     As of October 3, 2008, $825 million were classified as Level 2, $483 million and $249 million (60% together of total financial instruments fair valued on a recurring basis) of which represent investments in commercial paper and government notes, respectively. These were classified as Level 2 because their valuations were based on pricing models with all significant inputs derived from or corroborated by observable market prices for identical securities in markets with insufficient volume or infrequent transactions (less active markets). Level 2 inputs also generally include non-binding market consensus prices that are corroborated by observable market data; quoted prices for similar instruments; model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities or quoted prices for similar assets or liabilities. The level of judgment and subjectivity involved with Level 2 instruments generally includes:
•	Determining which instruments are most similar to the instrument being priced and identifying a sample of similar securities based on the coupon rates, maturity, issuer, credit rating, and instrument type, and subjectively selecting an individual security or multiple securities that are deemed most similar to the security being priced. For most of our financial instruments classified as Level 2 at October 3, 2008, identical securities were used for determining fair value.

•	Determining whether a market is considered active. An assessment of an active market for marketable securities generally takes into consideration trading volume for each instrument type or whether a trading market exists for a given instrument. Our Level 2 financial instruments were so classified due to either low trading activity in active markets or no active market existed. Where no active market existed, amortized cost was used and was assumed to equate to fair value because of the short maturities.

•	Determining which model-derived valuations to use in determining fair value. When observable market prices for identical securities or similar securities are not available, we may price marketable securities using: non-binding market consensus prices that are corroborated with observable market data; or pricing models, such as discounted cash flow approaches, with all significant inputs derived from or corroborated with observable market data. In addition, the credit ratings for issuers of debt instruments in which we are invested could change, which could lead to lower fair values. During the second quarter of 2009, the fair value of $22 million of fixed-income securities was determined using benchmark pricing models for identical or similar securities.
     As of October 3, 2008, we have no financial instruments with unobservable inputs as classified in Level 3 under the SFAS No. 157 hierarchy. Level 3 instruments generally would include unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities. The determination of fair value for Level 3 instruments requires the most management judgment and subjectivity.”
*****
          As requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct any comments or questions regarding this filing to me at (408) 517-7929 or to George Harrington, Chief Accounting Officer of the Company, at (408) 517-7300.

Very truly yours,
/s/ James A. Beer

James A. Beer Executive Vice President and Chief Financial Officer Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
John W. Thompson, Chief Executive Officer
Scott Taylor, Executive Vice President and General Counsel
George Harrington, Senior Vice President, Finance and Chief Accounting Officer
Jana Barsten, KPMG LLP
Daniel J. Winnike, Fenwick & West LLP

Exhibits:

Attachment A (provided under separate cover)